Exhibit 1.02

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Corporation
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Games Extends Contract with MGame to Operate Yulgang in China

BEIJING, ATLANTA, April 07 2011 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and a pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today it has extended its contract with MGame Corporation to operate Yulgang for an additional two years in China.

Yulgang was the first free-to-play, pay for merchandise game in China when it was commercially launched there in July 2005 and it has continued to maintain lasting popularity in this highly competitive games market. CDC Games expects revenue for Yulgang to increase 27 percent in the fourth quarter of 2010, compared to the third quarter in 2010.

“We are pleased to further strengthen our long-term strategic partnership with MGame through this extension of Yulgang,” said Simon Wong, CEO of CDC Games. “After six years of operating this popular game, we are very pleased to see Yulgang maintaining a strong base of loyal users. We feel this will continue as MGame continues to deliver new features and content regularly to the game. With another major update of Yulgang planned by the end of the second quarter this year, we are excited to be offering China gamers a fresh and exciting gaming experience with our flagship game.”

“CDC Games has played an important role in helping MGame expand successfully in China,” said Yi-Hyung Kweon, CEO of MGame Corporation. “We look forward to working with CDC Games in delivering exciting new updates to Yulgang and further increasing the games’ popularity.”

About CDC Games

CDC Games is a leading online and web games company in China. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation

CDC Corporation is a China-based value-added operator of, and growth investor in, hybrid (on premise and SaaS) enterprise software, IT, and new media businesses. The company pursues two value-added investment strategies. The first strategy includes actively managing majority interests in its core portfolio of hybrid enterprise software, IT services and New Media businesses, adding value by driving operational excellence, top-line growth and overall profitability. The second strategy includes identifying and executing on opportunities to co-invest with leading venture capital and private equity funds through minority interests in fast growth companies in emerging markets related to CDC Corporation’s core assets. This second strategy, which complements the first, helps to mitigate risk and enhance deal flow for the company. CDC Corporation expects to deliver superior returns and additional value for its shareholders through these strategies, as well as through its plans to declare and pay regular dividends in the form of registered shares of its publicly listed subsidiaries and other assets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations for revenue from Yulgang, our expectations regarding new features and content for this game and the timing thereof, our beliefs about Yulgang’s features and the potential market appeal and acceptance of Yulgang, and other statements we make that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to develop and market successfully Yulgang and other games and expansions; (c) the future growth of the online games industry in China; (d) the possibility of development delays; (e) the development of competing products and technology; (f) the entry of new competitors and their technological advances; and (g) the obligations of our contractual partners to fulfill their obligations to us under agreements we may have with them. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2009 on Form 20-F filed on June 30, 2010. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.